Exhibit 99.1

LACLEDE GAS COMPANY
STATEMENTS OF INCOME
 (UNAUDITED)

	Three Months Ended		Nine Months Ended
	June 30,		June 30,
(Thousands)	2010	2009	2010	2009

Operating Revenues:
Utility	$124,745	$160,332	$781,194	$958,901
Other	1	585	10,327	1,781
Total Operating Revenues	124,746	160,917	791,521	960,682

Operating Expenses:
Utility
Natural and propane gas	57,315	87,841	489,553	656,244
Other operation expenses	33,227	33,900	108,469	110,452
Maintenance	7,198	6,659	20,591	20,454
Depreciation and amortization	9,396	9,190	28,144	27,489
Taxes, other than income taxes	12,016	13,821	54,290	60,395
Total Utility Operating Expenses	119,152	151,411	701,047	875,034
Other	5	555	4,331	1,670
Total Operating Expenses	119,157	151,966	705,378	876,704
Operating Income	5,589	8,951	86,143	83,978
Other Income and (Income Deductions) – Net	(611)	1,150	1,282	1,796
Interest Charges:
Interest on long-term debt	6,146	6,146	18,437	18,437
Other interest charges	631	737	1,720	5,158
Total Interest Charges	6,777	6,883	20,157	23,595
Income (Loss) Before Income Taxes	(1,799)	3,218	67,268	62,179
Income Tax (Benefit) Expense	(1,823)	871	22,762	21,449
Net Income	24	2,347	44,506	40,730
Dividends on Redeemable Preferred Stock	—	—	—	15
Earnings Applicable to Common Stock	$24	$2,347	$44,506	$40,715

See Notes to Financial Statements.

LACLEDE GAS COMPANY
STATEMENTS OF COMPREHENSIVE INCOME
(UNAUDITED)

	Three Months Ended		Nine Months Ended
	June 30,		June 30,
(Thousands)	2010	2009	2010	2009

Net Income	$24	$2,347	$44,506	$40,730
Other Comprehensive Income (Loss), Before Tax:
Net gains (losses) on cash flow hedging derivative instruments:
Net hedging (losses) gain arising during period	(148)	272	78	378
Reclassification adjustment for gains included in net
income	(77)	(34)	(213)	(34)
Net unrealized (losses) gains on cash flow hedging derivative instruments	(225)	238	(135)	344
Amortization of actuarial loss included in net periodic
pension cost	98	49	295	149
Other Comprehensive Income (Loss), Before Tax	(127)	287	160	493
Income Tax (Benefit) Expense Related to Items of Other
Comprehensive Income	(49)	110	62	190
Other Comprehensive Income (Loss), Net of Tax	(78)	177	98	303
Comprehensive Income (Loss)	$(54)	$2,524	$44,604	$41,033

See Notes to Financial Statements.

LACLEDE GAS COMPANY
BALANCE SHEETS
(UNAUDITED)

	June 30,	Sept. 30,	June 30,
(Thousands)	2010	2009	2009

ASSETS
Utility Plant	$1,311,881	$1,280,238	$1,268,173
Less: Accumulated depreciation and amortization	438,435	424,309	419,165
Net Utility Plant	873,446	855,929	849,008
Other Property and Investments	44,601	40,549	39,078

Current Assets:
Cash and cash equivalents	1,298	1,402	4,057
Accounts receivable:
Utility	79,729	81,262	95,691
Non-utility	993	1,634	1,703
Associated companies	19,195	375	272
Other	5,408	4,731	4,176
Allowance for doubtful accounts	(12,668)	(10,791)	(13,040)
Delayed customer billings	12,535	—	10,530
Inventories:
Natural gas stored underground at LIFO cost	54,308	93,313	53,202
Propane gas at FIFO cost	15,625	19,847	19,846
Materials, supplies, and merchandise at average cost	3,816	4,032	4,929
Derivative instrument assets	10,711	12,369	12,876
Unamortized purchased gas adjustments	—	—	4,769
Prepayments and other	10,206	7,547	8,715
Total Current Assets	201,156	215,721	207,726

Deferred Charges:
Regulatory assets	457,034	482,999	388,869
Other	5,588	5,089	5,612
Total Deferred Charges	462,622	488,088	394,481
Total Assets	$1,581,825	$1,600,287	$1,490,293

LACLEDE GAS COMPANY
BALANCE SHEETS (Continued)
(UNAUDITED)

	June 30,	Sept. 30,	June 30,
(Thousands, except share amounts)	2010	2009	2009

CAPITALIZATION AND LIABILITIES
Capitalization:
Common stock and Paid-in capital (11,664, 11,634, and 11,623 shares issued, respectively)	$207,060	$203,754	$202,580
Retained earnings	219,566	201,450	217,677
Accumulated other comprehensive loss	(2,521)	(2,619)	(1,487)
Total Common Stock Equity	424,105	402,585	418,770
Long-term debt (less current portion)	364,283	389,240	389,225
Total Capitalization	788,388	791,825	807,995

Current Liabilities:
Notes payable	76,200	129,800	133,000
Accounts payable	35,055	30,220	28,767
Accounts payable – associated companies	2	—	424
Advance customer billings	—	21,140	—
Current portion of long-term debt	25,000	—	—
Wages and compensation accrued	14,310	12,682	13,736
Dividends payable	8,802	8,535	8,692
Customer deposits	12,328	12,400	13,839
Interest accrued	6,072	9,943	6,367
Taxes accrued	25,323	12,414	14,652
Unamortized purchased gas adjustments	392	3,130	—
Deferred income taxes	1,306	912	7,769
Other	8,334	10,737	9,950
Total Current Liabilities	213,124	251,913	237,196

Deferred Credits and Other Liabilities:
Deferred income taxes	275,178	256,381	244,636
Unamortized investment tax credits	3,592	3,754	3,809
Pension and postretirement benefit costs	199,563	202,681	101,991
Asset retirement obligations	26,639	25,495	26,222
Regulatory liabilities	45,468	44,225	45,231
Other	29,873	24,013	23,213
Total Deferred Credits and Other Liabilities	580,313	556,549	445,102
Commitments and Contingencies (Note 8)
Total Capitalization and Liabilities	$1,581,825	$1,600,287	$1,490,293

See Notes to Financial Statements.

LACLEDE GAS COMPANY
STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Nine Months Ended
	June 30,
(Thousands)	2010	2009

Operating Activities:
Net Income	$44,506	$40,730
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	28,144	27,489
Deferred income taxes and investment tax credits	14,265	12,556
Other – net	2,075	1,942
Changes in assets and liabilities:
Accounts receivable – net	(15,446)	6,911
Unamortized purchased gas adjustments	(2,738)	28,642
Deferred purchased gas costs	31,765	(43,926)
Accounts payable	5,823	(27,322)
Delayed customer billings – net	(33,675)	(36,078)
Taxes accrued	12,791	4,176
Natural gas stored underground	39,005	142,906
Other assets and liabilities	(4,938)	37,047
Net cash provided by operating activities	121,577	195,073

Investing Activities:
Capital expenditures	(39,657)	(38,554)
Other investments	(3,393)	(265)
Net cash used in investing activities	(43,050)	(38,819)

Financing Activities:
Repayment of short-term debt – net	(53,600)	(172,116)
Changes in book overdrafts	(25)	552
Dividends paid	(26,123)	(25,306)
Issuance of common stock to Laclede Group	1,074	41,584
Excess tax benefits from stock-based compensation	99	669
Preferred stock reacquired	—	(627)
Other	(56)	(116)
Net cash used in financing activities	(78,631)	(155,360)

Net (Decrease) Increase in Cash and Cash Equivalents	(104)	894
Cash and Cash Equivalents at Beginning of Period	1,402	3,163
Cash and Cash Equivalents at End of Period	$1,298	$4,057

Supplemental Disclosure of Cash Paid (Refunded) During the Period for:
Interest	$23,535	$26,962
Income taxes	6,696	(1,163)

See Notes to Financial Statements.

LACLEDE GAS COMPANY
NOTES TO FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These notes are an integral part of the accompanying financial statements of Laclede Gas Company (Laclede Gas or the Utility). In the opinion of Laclede Gas, this interim report includes all adjustments (consisting of only normal recurring accruals) necessary for the fair presentation of the results of operations for the periods presented. This Form 10-Q should be read in conjunction with the Notes to Financial Statements contained in Laclede Gas’ Fiscal Year 2009 Form 10-K.
Laclede Gas is a regulated natural gas distribution utility having a material seasonal cycle. As a result, these interim statements of income for Laclede Gas are not necessarily indicative of annual results or representative of succeeding quarters of the fiscal year. Due to the seasonal nature of the business of Laclede Gas, earnings are typically concentrated in the November through April period, which generally corresponds with the heating season.
BASIS OF PRESENTATION - In compliance with generally accepted accounting principles, transactions between Laclede Gas and its affiliates as well as intercompany balances on Laclede Gas’ Balance Sheet have not been eliminated from the Laclede Gas financial statements.
Laclede Gas provides administrative and general support to affiliates. All such costs, which are not material, are billed to the appropriate affiliates. Also, The Laclede Group, Inc. (Laclede Group) may charge or reimburse Laclede Gas for certain tax-related amounts. Unpaid balances relating to these activities are reflected in the Laclede Gas Balance Sheets as Accounts receivable-Associated companies or as Accounts payable-associated companies. Additionally, Laclede Gas may, on occasion, borrow funds from affiliated companies. Unpaid balances relating to these arrangements, if any, are reflected in Notes payable-associated companies.
REVENUE RECOGNITION - Laclede Gas reads meters and bills its customers on monthly cycles. The Utility records its utility operating revenues from gas sales and transportation services on an accrual basis that includes estimated amounts for gas delivered, but not yet billed. The accruals for unbilled revenues are reversed in the subsequent accounting period when meters are actually read and customers are billed. The amounts of accrued unbilled revenues at June 30, 2010 and 2009, for the Utility, were $9.4 million and $10.1 million, respectively. The amount of accrued unbilled revenue at September 30, 2009 was $12.7 million.
GROSS RECEIPTS TAXES - Gross receipts taxes associated with Laclede Gas’ natural gas utility service are imposed on the Utility and billed to its customers. These amounts are recorded gross in the Statements of Income. Amounts recorded in Utility Operating Revenues for the quarters ended June 30, 2010 and 2009 were $6.5 million, and $8.4 million, respectively. Amounts recorded in Utility Operating Revenues for the nine months ended June 30, 2010 and 2009 were $40.0 million and $47.0 million, respectively. Gross receipts taxes are expensed by the Utility and included in the Taxes, other than income taxes line.
STOCK-BASED COMPENSATION – Officers and employees of Laclede Gas, as determined by the Compensation Committee of Laclede Group’s Board of Directors, are eligible to be selected for awards under the Laclede Group 2006 Equity Incentive Plan. For Laclede Group’s non-employee directors, shares are awarded under the Restricted Stock Plan for Non-Employee Directors. Refer to Note 1 of the Notes to Financial Statements included in the Utility’s Form 10-K for the fiscal year ended September 30, 2009 for descriptions of these plans. For awards made to its employees, the Utility records its allocation of compensation cost from Laclede Group with a corresponding increase to additional paid-in capital.
The amounts of compensation cost allocated to the Utility for share-based compensation arrangements are presented below:

	Three Months Ended		Nine Months Ended
	June 30,		June 30,
(Thousands)	2010	2009	2010	2009

Total equity compensation cost	$824	$845	$2,487	$2,677
Compensation cost capitalized	(224)	(198)	(581)	(631)
Compensation cost recognized in net income	600	647	1,906	2,046
Income tax benefit recognized in net income	(231)	(250)	(735)	(789)
Compensation cost recognized in net income,
net of income tax	$369	$397	$1,171	$1,257

As of June 30, 2010, there was $4.4 million in unrecognized compensation cost related to nonvested share-based compensation arrangements that is expected to be allocated to the Utility over a weighted average period of 2.2 years.

NEW ACCOUNTING STANDARDS – In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements,” as codified in Accounting Standards Codification (ASC) Topic 820, “Fair Value Measurements and Disclosures.” This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The Statement applies to fair value measurements required under other accounting guidance that require or permit fair value measurements. Accordingly, this Statement does not require any new fair value measurements. The guidance in this Statement does not apply to Laclede Group’s stock-based compensation plans accounted for in accordance with ASC Topic 718, “Compensation-Stock Compensation.” The Utility partially adopted SFAS No. 157 on October 1, 2008 and elected the one-year deferral allowed by FASB Staff Position (FSP) No. FAS 157-2, which permits delayed application of this Statement for nonfinancial assets and nonfinancial liabilities, except for those recognized or disclosed at fair value on a recurring basis. The partial adoption of this Statement had no impact on the Utility’s financial position or results of operations. For disclosures required pursuant to ASC Topic 820, see Note 4, Fair Value Measurements. The Utility adopted SFAS No. 157 for certain nonfinancial assets and nonfinancial liabilities as of October 1, 2009. Such adoption had no impact on the Utility’s financial position or results of operations.
In December 2008, the FASB issued FSP No. FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets,” as codified in ASC Topic 715, “Compensation-Retirement Benefits.” This FSP provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The FSP requires disclosure of information regarding investment policies and strategies, the categories of plan assets, fair value measurements of plan assets, and significant concentrations of risk. The Utility will be required to provide the additional disclosures with its annual financial statements for fiscal year 2010. The Utility is currently evaluating the provisions of this FSP.
In August 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-05, “Measuring Liabilities at Fair Value,” to update ASC Topic 820. The guidance provides clarification on measuring liabilities at fair value when a quoted price in an active market is not available. In such circumstances, the ASU specifies that a valuation technique should be applied that uses either the quote of the identical liability when traded as an asset, the quoted prices for similar liabilities or similar liabilities when traded as assets, or another valuation technique consistent with existing fair value measurement guidance. Laclede Gas’ adoption of this ASU in the first quarter of fiscal year 2010 had no impact on the Utility’s financial position or results of operations.
In January 2010, the FASB issued ASU No. 2010-06, “Improving Disclosures about Fair Value Measurements,” which amends ASC Topic 820, “Fair Value Measurements and Disclosures.” The ASU requires separate disclosure of significant transfers in and out of level 1 and level 2 fair value measurements. It also requires disclosure of the policy for when transfers are recognized. Additionally, the ASU clarifies certain areas of the guidance, including the level of disaggregation required in fair value measurement disclosures. While the adoption of these updates during the quarter ended March 31, 2010 had no effect on the financial statements, the Utility modified its disclosures in Note 4, Fair Value Measurements, accordingly. The ASU also requires that certain activity in the level 3 fair value measurements reconciliation be presented on a gross basis (instead of net). This change is effective for the Utility’s disclosures in the first quarter of fiscal year 2012.
In February 2010, the FASB issued ASU No. 2010-09, “Amendments to Certain Recognition and Disclosure Requirements.” The ASU amends ASC Topic 855, “Subsequent Events.” Subsequent events or transactions occur after the balance sheet date, but prior to the financial statements being issued, and are required to be assessed by management for possible financial statement recognition and/or disclosure. For entities that are Securities and Exchange Commission (SEC) filers, this ASU removes the requirement to disclose the date through which subsequent events have been evaluated to alleviate potential conflicts with SEC guidance. Laclede Gas adopted this ASU during the quarter ended March 31, 2010. While the adoption of the ASU did not impact the financial statements or management’s process for assessing subsequent events, the Utility did modify its disclosures accordingly.

2.	PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

Pension Plans

Laclede Gas has non-contributory, defined benefit, trusteed forms of pension plans covering substantially all employees. Effective January 1, 2009, the Utility modified the calculation of future benefits under Laclede Gas’ primary plan from a years of service and final average compensation formula to a cash balance formula, which accrues benefits based on a percentage of compensation and provides interest credits on the balance. Benefits attributable to plan participation prior to January 1, 2009 will be based on final average compensation at the date of termination of employment and years of service earned at January 1, 2009. Effective January 1, 2010, the Utility modified the calculation of future benefits under its Missouri Natural Gas division plan from a career average formula to a cash balance formula, which accrues benefits based on a percentage of compensation, provides interest credits on the balance, and provides certain transition credits. Benefits attributable to plan participation prior to January 1, 2010 will be based on career average compensation earned as a participant prior to January 1, 2010. Plan assets consist primarily of corporate and U.S. government obligations and equity investments.
Pension costs for the quarters ending June 30, 2010 and 2009 were $1.6 million and $1.5 million, respectively, including amounts charged to construction. Pension costs for the nine months ended June 30, 2010 and 2009 were $4.7 million and $4.6 million, respectively, including amounts charged to construction.
The net periodic pension costs include the following components:

	Three Months Ended		Nine Months Ended
	June 30,		June 30,
(Thousands)	2010	2009	2010	2009

Service cost – benefits earned
during the period	$2,189	$1,817	$6,652	$7,119
Interest cost on projected
benefit obligation	4,924	5,230	14,805	15,727
Expected return on plan assets	(5,074)	(5,234)	(15,181)	(15,703)
Amortization of prior service cost	172	258	583	776
Amortization of actuarial loss	2,024	774	6,083	2,322
Sub-total	4,235	2,845	12,942	10,241
Regulatory adjustment	(2,656)	(1,296)	(8,206)	(5,594)
Net pension cost	$1,579	$1,549	$4,736	$4,647

Pursuant to the provisions of the Laclede Gas pension plans, pension obligations may be satisfied by lump-sum cash payments. Pursuant to a Missouri Public Service Commission (MoPSC or Commission) Order, lump-sum payments are recognized as settlements (which can result in gains or losses) only if the total of such payments exceeds 100% of the sum of service and interest costs. No lump-sum payments were recognized as settlements during the nine months ended June 30, 2010 and June 30, 2009.
Pursuant to a MoPSC Order, the return on plan assets is based on the market-related value of plan assets implemented prospectively over a four-year period. Gains or losses not yet includible in pension cost are amortized only to the extent that such gain or loss exceeds 10% of the greater of the projected benefit obligation or the market-related value of plan assets. Such excess is amortized over the average remaining service life of active participants. The recovery in rates for the Utility’s qualified pension plans is based on an allowance of $4.8 million annually. The difference between this amount and pension expense as calculated pursuant to the above and that otherwise would be included in the Statements of Income and Statements of Comprehensive Income is deferred as a regulatory asset or regulatory liability.

Postretirement Benefits

Laclede Gas provides certain life insurance benefits at retirement. Medical insurance is available after early retirement until age 65. The transition obligation not yet includible in postretirement benefit cost is being amortized over 20 years. Postretirement benefit costs for both the quarters ended June 30, 2010 and 2009 were $1.9 million, including amounts charged to construction. Postretirement benefit costs for both the nine months ended June 30, 2010 and 2009 were $5.7 million, including amounts charged to construction.
Net periodic postretirement benefit costs consisted of the following components:

	Three Months Ended		Nine Months Ended
	June 30,		June 30,
(Thousands)	2010	2009	2010	2009

Service cost – benefits earned
during the period	$1,610	$1,283	$4,831	$3,849
Interest cost on accumulated
postretirement benefit obligation	1,129	1,169	3,387	3,509
Expected return on plan assets	(758)	(594)	(2,274)	(1,782)
Amortization of transition obligation	34	34	102	102
Amortization of prior service credit	(582)	(582)	(1,746)	(1,746)
Amortization of actuarial loss	995	878	2,985	2,632
Sub-total	2,428	2,188	7,285	6,564
Regulatory adjustment	(518)	(278)	(1,554)	(833)
Net postretirement benefit cost	$1,910	$1,910	$5,731	$5,731

Missouri state law provides for the recovery in rates of costs accrued pursuant to generally accepted accounting principles provided that such costs are funded through an independent, external funding mechanism. Laclede Gas established Voluntary Employees’ Beneficiary Association (VEBA) and Rabbi trusts as its external funding mechanisms. VEBA and Rabbi trusts’ assets consist primarily of money market securities and mutual funds invested in stocks and bonds.
Pursuant to a MoPSC Order, the return on plan assets is based on the market-related value of plan assets implemented prospectively over a four-year period. Gains and losses not yet includible in postretirement benefit cost are amortized only to the extent that such gain or loss exceeds 10% of the greater of the accumulated postretirement benefit obligation or the market-related value of plan assets. Such excess is amortized over the average remaining service life of active participants. The Commission ordered that the recovery in rates be based on an annual allowance of $7.6 million. The difference between this amount and postretirement benefit cost based on the above and that otherwise would be included in the Statements of Income and Statements of Comprehensive Income is deferred as a regulatory asset or regulatory liability.

3.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of financial instruments are as follows:

(Thousands)	Carrying Amount	Fair Value
As of June 30, 2010
Cash and cash equivalents	$1,298	$1,298
Marketable securities	11,533	11,533
Derivative instrument assets	10,711	10,711
Short-term debt	76,200	76,200
Long-term debt, including current portion	389,283	432,675

As of September 30, 2009
Cash and cash equivalents	$1,402	$1,402
Marketable securities	11,110	11,110
Derivative instrument assets	12,369	12,369
Short-term debt	129,800	129,800
Long-term debt	389,240	423,375

As of June 30, 2009
Cash and cash equivalents	$4,057	$4,057
Marketable securities	9,506	9,506
Derivative instrument assets	12,876	12,876
Short-term debt	133,000	133,000
Long-term debt	389,225	387,996

The carrying amounts for cash and cash equivalents and short-term debt approximate fair value due to the short maturity of these instruments. The fair value of long-term debt is based on market prices for similar issues. The fair values of marketable securities and derivative instrument assets are valued as described in Note 4, Fair Value Measurements.

4.	FAIR VALUE MEASUREMENTS

The following table categorizes the assets and liabilities in the Balance Sheets that are accounted for at fair value on a recurring basis in periods subsequent to initial recognition.

(Thousands)	Quoted Prices in Active Markets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Effects of Netting and Cash Margin Receivables /Payables	Total
As of June 30, 2010
Assets
U. S. Stock/Bond Mutual Funds	$11,533	$—	$—	$—	$11,533
NYMEX natural gas contracts	3,905	—	—	6,619	10,524
NYMEX gasoline and heating oil contracts	96	—	—	91	187
Total	$15,534	$—	$—	$6,710	$22,244

Liabilities
NYMEX natural gas contracts	$44,174	$—	$—	$(44,174)	$—
NYMEX gasoline and heating
oil contracts	88	—	—	(88)	—
Total	$44,262	$—	$—	$(44,262)	$—

As of September 30, 2009
Assets
U. S. Stock/Bond Mutual Funds	$11,110	$—	$—	$—	$11,110
NYMEX natural gas contracts	6,971	—	—	5,121	12,092
NYMEX gasoline and heating
oil contracts	278	—	—	(1)	277
Total	$18,359	$—	$—	$5,120	$23,479

Liabilities
NYMEX natural gas contracts	$53,144	$—	$—	$(53,144)	$—

As of June 30, 2009
Assets
U. S. Stock/Bond Mutual Funds	$9,506	$—	$—	$—	$9,506
NYMEX natural gas contracts	5,751	—	—	6,885	12,636
NYMEX gasoline and heating
oil contracts	396	—	—	(156)	240
Total	$15,653	$—	$—	$6,729	$22,382

Liabilities
NYMEX natural gas contracts	$87,206	$—	$—	$(87,206)	$—

The mutual funds included in Level 1 are valued based on quoted market prices of identical securities that are provided by the trustees of these securities. Derivative instruments included in Level 1 are valued using quoted market prices on the New York Mercantile Exchange (NYMEX). During the quarter and nine months ended June 30, 2010 and 2009, there were no transfers between the levels of the fair value hierarchy. The Utility’s policy is to recognize such transfers, if any, as of the beginning of the interim reporting period in which circumstances change or events occur to cause the transfer. The mutual funds are included in the Other investments line of the Balance Sheets. Liabilities for derivative instruments, if any, are included in the Other line of the Current Liabilities section of the Balance Sheets. Derivative assets and liabilities, including receivables and payables associated with cash margin requirements, are presented net in the Balance Sheets when a legally enforceable netting agreement exists between Laclede Gas and the counterparty to a derivative contract.

5.	DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Laclede Gas has a risk management policy that allows for the purchase of natural gas derivative instruments with the goal of managing price risk associated with purchasing natural gas on behalf of its customers. This policy prohibits speculation and permits the Utility to hedge up to 70% of its normal volumes purchased for up to a 36-month period. Costs and cost reductions, including carrying costs, associated with the Utility’s use of natural gas derivative instruments are allowed to be passed on to the Utility’s customers through the operation of its Purchased Gas Adjustment (PGA) Clause, through which the MoPSC allows the Utility to recover gas supply costs, subject to prudence review. Accordingly, Laclede Gas does not expect any adverse earnings impact as a result of the use of these derivative instruments. The Utility does not designate these instruments as hedging instruments for financial reporting purposes because gains or losses associated with the use of these derivative instruments are deferred and recorded as regulatory assets or regulatory liabilities pursuant to ASC Topic 980, “Regulated Operations,” and, as a result, have no direct impact on the Statements of Income. The timing of the operation of the PGA clause may cause interim variations in short-term cash flows, because the Utility is subject to cash margin requirements associated with changes in the values of these instruments. Nevertheless, carrying costs associated with such requirements are recovered through the PGA Clause.
From time to time, Laclede Gas purchases NYMEX futures contracts to help stabilize operating costs associated with forecasted purchases of gasoline and diesel fuels used to power vehicles and equipment used in the course of its business. At June 30, 2010, Laclede Gas held 0.6 million gallons of gasoline futures contracts at an average price of $1.96 per gallon and 0.1 million gallons of heating oil futures contracts (to hedge diesel fuel purchases) at an average price of $2.34 per gallon. Most of these futures contracts, the longest of which extends to June 2011, are designated as cash flow hedges of forecasted transactions pursuant to ASC Topic 815, “Derivatives and Hedging.” The gains or losses on these derivative instruments are not subject to the Utility’s PGA Clause.
Derivative instruments designated as cash flow hedges of forecasted transactions are recognized on the Balance Sheets at fair value and the change in the fair value of the effective portion of these hedge instruments is recorded, net of tax, in other comprehensive income (OCI). Accumulated other comprehensive income (AOCI) is a component of Total Common Stock Equity. Amounts are reclassified from AOCI into earnings when the hedged items affect net income, using the same revenue or expense category that the hedged item impacts. Based on market prices at June 30, 2010, it is expected that essentially no net amounts will be reclassified into the Statements of Income during the next twelve months. Cash flows from hedging transactions are classified in the same category as the cash flows from the items that are being hedged in the Statements of Cash Flows.
The Utility’s derivative instruments consist primarily of NYMEX positions. The NYMEX is the primary national commodities exchange on which natural gas derivatives are traded. NYMEX-traded contracts are supported by the financial and credit quality of the clearing members of the NYMEX and have nominal credit risk. Open NYMEX natural gas futures positions at June 30, 2010 were as follows:

	MMBtu (millions)	Avg. Price Per MMBtu
Open short futures positions
Fiscal 2010	0.14	$4.43
Fiscal 2011	0.14	4.57

Open long futures positions
Fiscal 2010	3.56	$8.56
Fiscal 2011	12.18	7.00
Fiscal 2012	0.94	7.24

At June 30, 2010, Laclede Gas also had 16.4 million MMBtu of other price risk mitigation measures in place through the use of NYMEX natural gas option-based strategies.

The Effect of Derivative Instruments on the Statements of Income and Statements of Comprehensive Income

		Three Months Ended		Nine Months Ended
	Location of Gain (Loss)	June 30,		June 30,
(Thousands)	Recorded in Income	2010	2009	2010	2009 (a)

Derivatives in Cash Flow Hedging Relationships

NYMEX gasoline and heating oil contracts

Effective portion of gain (loss) recognized in OCI on derivative		$(148)	$272	$78	$378

Effective portion of gain reclassified from AOCI to income	Utility - Other Operation Expenses	77	34	213	34

Ineffective portion of gain (loss) on derivatives recognized in income:	Utility - Other Operation Expenses	19	50	(60)	81

Derivatives Not Designated as Hedging Instruments (b)

NYMEX gasoline and heating oil contracts

Gain (Loss) recognized in income on derivative	Other Income and (Income Deductions) - Net	$(11)	$10	$(9)	$17

(a)
The Utility prospectively adopted SFAS No. 161, as codified in ASC Topic 815, in the second quarter of fiscal year 2009. Accordingly, amounts disclosed in this column exclude activity prior to January 1, 2009.

(b)
Gains and losses on Laclede Gas’ NYMEX natural gas derivative instruments, which are not designated as hedging instruments for financial reporting purposes, are deferred pursuant to the Utility’s PGA Clause and recorded as regulatory assets or regulatory liabilities. These gains and losses are excluded from the table above because they have no direct impact on the Statements of Income.

Fair Value of Derivative Instruments in the Balance Sheet at June 30, 2010

	Asset Derivatives			Liability Derivatives
(Thousands)	Balance Sheet Location	Fair Value	*	Balance Sheet Location	Fair Value	*
Derivatives designated as hedging instruments

NYMEX gasoline and heating oil contracts	Derivative Instrument Assets	$95		Derivative Instrument Assets	$79

Derivatives not designated as hedging instruments

NYMEX natural gas contracts	Derivative Instrument Assets	3,905		Derivative Instrument Assets	44,174
NYMEX gasoline and heating oil contracts	Derivative Instrument Assets	1		Derivative Instrument Assets	9
Sub-total		3,906			44,183
Total derivatives		$4,001			$44,262

Fair Value of Derivative Instruments in the Balance Sheet at September 30, 2009

	Asset Derivatives			Liability Derivatives
(Thousands)	Balance Sheet Location	Fair Value	*	Balance Sheet Location	Fair Value	*
Derivatives designated as hedging instruments

NYMEX gasoline and heating oil contracts	Derivative Instrument Assets	$278		Derivative Instrument Assets	$—

Derivatives not designated as hedging instruments

NYMEX natural gas contracts	Derivative Instrument Assets	6,971		Derivative Instrument Assets	53,144
Total derivatives		$7,249			$53,144

Fair Value of Derivative Instruments in the Balance Sheet at June 30, 2009

	Asset Derivatives			Liability Derivatives
(Thousands)	Balance Sheet Location	Fair Value	*	Balance Sheet Location	Fair Value	*
Derivatives designated as hedging instruments

NYMEX gasoline and heating oil contracts	Derivative Instrument Assets	$387		Derivative Instrument Assets	$—

Derivatives not designated as hedging instruments

NYMEX natural gas contracts	Derivative Instrument Assets	5,751		Derivative Instrument Assets	87,206
NYMEX gasoline and heating oil contracts	Derivative Instrument Assets	9		Derivative Instrument Assets	—
Sub-total		5,760			87,206
Total derivatives		$6,147			$87,206

*
The fair values of Asset Derivatives and Liability Derivatives exclude the fair value of cash margin receivables or payables with counterparties subject to netting arrangements. Fair value amounts of derivative contracts (including the fair value amounts of cash margin receivables and payables) for which there is a legal right to set off are presented net on the Balance Sheets. As such, the gross balances presented in the table above are not indicative of the Utility’s net economic exposure. Refer to Note 4, Fair Value Measurements, for information on the valuation of derivative instruments.

Following is a reconciliation of the amounts in the tables above to the amounts presented in the Balance Sheets:

		June 30,	Sept. 30,	June 30,
	(Thousands)	2010	2009	2009

	Fair value of asset derivatives presented above	$4,001	$7,249	$6,147
	Fair value of cash margin receivables	50,972	58,264	94,092
	Netting of assets and liabilities with the same counterparty	(44,262)	(53,144)	(87,363)
	Derivative instrument assets, per Balance Sheet	$10,711	$12,369	$12,876

	Fair value of liability derivatives presented above	$44,262	$53,144	$87,206
	Fair value of cash margin payables	—	—	157
	Netting of assets and liabilities with the same counterparty	(44,262)	(53,144)	(87,363)
	Derivative instrument liabilities, per Balance Sheet*	$—	$—	$—

*	Included in the Other line of the Current Liabilities section

6.	OTHER INCOME AND (INCOME DEDUCTIONS) – NET

	Three Months Ended		Nine Months Ended
	June 30,		June 30,
(Thousands)	2010	2009	2010	2009

Interest income	$340	$494	$1,113	$2,029
Net investment gain (loss)	(740)	853	41	(794)
Other income	100	10	125	315
Other income deductions	(311)	(207)	3	246
Other Income and (Income Deductions) – Net	$(611)	$1,150	$1,282	$1,796

The decrease in Other Income and (Income Deductions) – Net for the quarter ended June 30, 2010, compared with the quarter ended June 30, 2009, was primarily due to higher net investment losses and lower income associated with carrying costs applied to under-recoveries of gas costs. Carrying costs on under-recoveries of gas costs are recovered through the Utility’s PGA Clause.
The decrease in Other Income and (Income Deductions) – Net for the nine months ended June 30, 2010, compared with the nine months ended June 30, 2009, was primarily due to lower income associated with carrying costs applied to under-recoveries of gas costs and other minor variations, partially offset by higher net investment gains.

7.	INFORMATION BY OPERATING SEGMENT

The Regulated Gas Distribution segment consists of the regulated operations of Laclede Gas. The Non-Regulated Other segment includes the retail sale of gas appliances, which ceased operation September 30, 2009 and was not material, and the non-regulated sale of propane. There are no material intersegment revenues.
Beginning this fiscal year, Laclede Gas’ parent company, Laclede Group, evaluates the performance of its operating segments based on the computation of net economic earnings. Net economic earnings exclude from reported net income the after-tax impact of net unrealized gains and losses on energy-related derivative contracts. For comparative purposes, the measurement of segment performance has been presented to conform to the current-period presentation.

	Regulated	Non-	Adjustments
	Gas	Regulated	&
(Thousands)	Distribution	Other	Eliminations	Total

Three Months Ended
June 30, 2010
Operating revenues	$124,745	$1	$—	$124,746
Net Economic Earnings (Loss)	32	(2)	—	30
Total assets	1,580,772	1,053	—	1,581,825

Nine Months Ended
June 30, 2010
Operating revenues	$781,194	$10,327	$—	$791,521
Net Economic Earnings	40,904	3,683	—	44,587
Total assets	1,580,772	1,053	—	1,581,825

Three Months Ended
June 30, 2009
Operating revenues	$160,332	$585	$—	$160,917
Net Economic Earnings	2,298	18	—	2,316
Total assets	1,488,404	1,889	—	1,490,293

Nine Months Ended
June 30, 2009
Operating revenues	$958,901	$1,781	$—	$960,682
Net Economic Earnings	40,607	68	—	40,675
Total assets	1,488,404	1,889	—	1,490,293

Reconciliation of Net Economic Earnings to Net Income

	Three Months Ended		Nine Months Ended
	June 30,		June 30,
(Thousands)	2010	2009	2010	2009

Total Net Economic Earnings above	$30	$2,316	$44,587	$40,675
Add: Unrealized gain (loss) on energy-related
derivative contracts, net of tax	(6)	31	(81)	55
Net Income	$24	$2,347	$44,506	$40,730

8.	COMMITMENTS AND CONTINGENCIES

Commitments

Laclede Gas has entered into various contracts, expiring on dates through 2017, for the storage, transportation, and supply of natural gas. Minimum payments required under the contracts in place at June 30, 2010 are estimated at approximately $267 million. Additional contracts are generally entered into prior to or during the heating season. Laclede Gas recovers its costs from customers in accordance with the PGA Clause.

Leases and Guarantees

Laclede Gas has several operating leases for the rental of vehicles that contain provisions requiring Laclede Gas to guarantee certain amounts related to the residual value of the leased property. These leases have various terms, the longest of which extends into 2015. At June 30, 2010, the maximum guarantees under these leases are $1.6 million. However, the Utility believes it is unlikely that it will be subject to the maximum payment amount because it estimates that the residual value of the leased vehicles will be adequate to satisfy most of the guaranteed amounts. At June 30, 2010, the carrying value of the liability recognized for these guarantees was $0.4 million.

Contingencies

Laclede Gas owns and operates natural gas distribution, transmission, and storage facilities, the operations of which are subject to various environmental laws, regulations, and interpretations. While environmental issues resulting from such operations arise in the ordinary course of business, such issues have not materially affected Laclede Gas’ financial position and results of operations. As environmental laws, regulations, and their interpretations change, however, Laclede Gas may be required to incur additional costs.
As with other companies, Laclede Gas faces the risk of environmental liabilities. In the natural gas industry, these are typically associated with sites formerly owned or operated by gas distribution companies like Laclede Gas and/or its predecessor companies at which manufactured gas operations took place. At this time, Laclede Gas has identified three former manufactured gas plant (MGP) sites located in Missouri: one in Shrewsbury and two in the City of St. Louis.
To date, amounts required for remediation at these sites have not been material. However, the amount of costs relative to future remedial actions at these and other sites is unknown and may be material. In 2005, the Utility’s outside consultant completed an analysis of the MGP sites to determine cost estimates for a one-time contractual transfer of risk from each of the Utility’s insurers of environmental coverage for the MGP sites. That analysis demonstrated a range of possible future expenditures to investigate, monitor, and remediate these MGP sites from $5.8 million to $36.3 million based upon then currently available facts, technology, and laws and regulations. The actual costs that Laclede Gas may incur could be materially higher or lower depending upon several factors, including whether remedial actions will be required, final selection and regulatory approval of any remedial actions, changing technologies and governmental regulations, the ultimate ability of other potentially responsible parties to pay, and any insurance recoveries. Costs associated with environmental remediation activities are accrued when such costs are probable and reasonably estimable.
Laclede Gas anticipates that any costs it may incur in the future to remediate these sites, less any amounts received as insurance proceeds or as contributions from other potentially responsible parties, would be deferred and recovered in rates through periodic adjustments approved by the MoPSC. Accordingly, potential liabilities associated with remediating these sites are not expected to have a material impact on the future financial position and results of operations of Laclede Gas.

On December 28, 2006, the MoPSC Staff proposed a disallowance of $7.2 million related to Laclede Gas’ recovery of its purchased gas costs applicable to fiscal year 2005. On September 14, 2007, the Staff withdrew its pursuit of $5.5 million of the disallowance it had originally proposed. The remaining $1.7 million pertains to Laclede Gas’ purchase of gas from a marketing affiliate, Laclede Energy Resources, Inc. (LER). The MoPSC Staff has also proposed disallowances of gas costs relating to Laclede Gas purchases of gas supply from LER for fiscal years 2006 and 2007. On December 31, 2007, the MoPSC Staff proposed a disallowance of $2.8 million applicable to fiscal year 2006, and on December 31, 2008, the MoPSC Staff proposed a disallowance of $1.5 million applicable to fiscal year 2007. On December 31, 2009, the MoPSC Staff proposed a number of non-monetary recommendations only, based on its review of gas costs for fiscal year 2008. Laclede Gas believes that the proposed disallowances lack merit and is vigorously opposing these adjustments in proceedings before the MoPSC. As such, no amount has been recorded in the financial statements for these proposed disallowances.
In the December 31, 2007 filing mentioned above, the MoPSC Staff also raised questions regarding whether certain sales and capacity release transactions subject to the Federal Energy Regulatory Commission (FERC)’s oversight were consistent with the FERC’s regulations and policies regarding capacity release. Laclede Group commenced an internal review of the questions raised by the MoPSC Staff and notified the FERC Staff that it took this action. In June 2008, as a result of the internal review, Laclede Group provided the FERC Staff with a self report regarding compliance of sales and capacity release activities with the FERC’s regulations and policies. On February 9, 2010, the FERC Staff informed Laclede Group that it has closed its investigation of Laclede Group’s self report without taking further action.
In connection with these same affiliate transaction matters, on July 7, 2010, the MoPSC Staff filed a complaint against Laclede Gas alleging that by stating that it was not in possession of proprietary LER documents, Laclede Gas violated the MoPSC Order approving a 2001 Stipulation and Agreement that permitted Laclede Group’s corporate reorganization into a holding company structure. Laclede Gas believes the complaint has no merit and intends to vigorously oppose it.
Laclede Gas is involved in other litigation, claims, and investigations arising in the normal course of business. While the results of such litigation cannot be predicted with certainty, management, after discussion with counsel, believes that the final outcome will not have a material adverse effect on the financial position, results of operations, or cash flows of the Utility.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LACLEDE GAS COMPANY

This management’s discussion analyzes the financial condition and results of operations of Laclede Gas Company (Laclede Gas or the Utility). It includes management’s view of factors that affect its business, explanations of past financial results including changes in earnings and costs from the prior year periods, and their effects on overall financial condition and liquidity.

Certain matters discussed in this report, excluding historical information, include forward-looking statements. Certain words, such as “may,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “seek,” and similar words and expressions identify forward-looking statements that involve uncertainties and risks. Future developments may not be in accordance with our expectations or beliefs and the effect of future developments may not be those anticipated. Among the factors that may cause results to differ materially from those contemplated in any forward-looking statement are:

•	weather conditions and catastrophic events, particularly severe weather in the natural gas producing areas of the country;
•
volatility in gas prices, particularly sudden and sustained changes in natural gas prices, including the related impact on margin deposits associated with the use of natural gas derivative instruments;

•	the impact of changes and volatility in natural gas prices on our competitive position in relation to suppliers of alternative heating sources, such as electricity;
•	changes in gas supply and pipeline availability, particularly those changes that impact supply for and access to our service area;
•	legislative, regulatory and judicial mandates and decisions, some of which may be retroactive, including those affecting
	•	allowed rates of return
	•	incentive regulation
	•	industry structure
	•	purchased gas adjustment provisions
	•	rate design structure and implementation
	•	regulatory assets
	•	franchise renewals
	•	environmental or safety matters, including the potential impact of legislative and regulatory actions related to climate change
	•	taxes
	•	pension and other postretirement benefit liabilities and funding obligations
	•	accounting standards, including the effect of potential changes relative to adoption of or convergence with international accounting standards;
•	the results of litigation;
•	retention of, ability to attract, ability to collect from, and conservation efforts of customers;
•
capital and energy commodity market conditions, including the ability to obtain funds with reasonable terms for necessary capital expenditures and general operations and the terms and conditions imposed for obtaining sufficient gas supply;

•	discovery of material weakness in internal controls; and
•	employee workforce issues.

Readers are urged to consider the risks, uncertainties, and other factors that could affect our business as described in this report. All forward-looking statements made in this report rely upon the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. We do not, by including this statement, assume any obligation to review or revise any particular forward-looking statement in light of future events.

The Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Utility’s Financial Statements and the Notes thereto.

LACLEDE GAS COMPANY

RESULTS OF OPERATIONS

Overview

Laclede Gas is regulated by the Missouri Public Service Commission (MoPSC or Commission) and serves the City of St. Louis and parts of ten counties in eastern Missouri. Laclede Gas delivers natural gas to retail customers at rates and in accordance with tariffs authorized by the MoPSC. The Utility’s earnings are primarily generated by the sale of heating energy. The Utility’s weather mitigation rate design lessens the impact of weather volatility on Laclede Gas customers during cold winters and stabilizes the Utility’s earnings by recovering fixed costs more evenly during the heating season. Due to the seasonal nature of the business of Laclede Gas, earnings are typically concentrated in the November through April period, which generally corresponds with the heating season.

Based on the nature of the business of the Utility, as well as current economic conditions, management focuses on the following key variables in evaluating the financial condition and results of operations and managing the business:

•	the Utility’s ability to recover the costs of distribution of natural gas from its customers;
•	the impact of weather and other factors, such as customer conservation, on revenues and expenses;
•	changes in the regulatory environment at the federal, state, and local levels, as well as decisions by regulators, that impact the Utility’s ability to earn its authorized rate of return;
•	the Utility’s ability to access credit markets and maintain working capital sufficient to meet operating requirements; and,
•	the effect of natural gas price volatility on the business.

Further information regarding how management seeks to manage these key variables is discussed below.

The Utility’s strategy focuses on improving performance and mitigating the impact of weather fluctuations on Laclede Gas’ customers while improving the ability to recover its authorized distribution costs and return. The Utility’s distribution costs are the essential, primarily fixed expenditures it must incur to operate and maintain more than 16,000 miles of mains and services comprising its natural gas distribution system and related storage facilities. The Utility’s distribution costs include wages and employee benefit costs, depreciation and maintenance expenses, and other regulated utility operating expenses, excluding natural and propane gas expense. Distribution costs are considered in the ratemaking process, and recovery of these types of costs is included in revenues generated through the Utility’s tariff rates, as approved by the MoPSC. As previously reported, Laclede Gas had undertaken an evaluation of the Utility’s natural gas storage field, which was developed more than 50 years ago, to assess the field’s current and future capabilities. Based on the initial assessment and management’s expectations regarding the future operation of the storage field, inventory balances included in the Balance Sheet at June 30, 2009, were reclassified. The assessment is now complete and information derived should result in improved efficiencies in managing the operation of the field. The completion of the assessment did not result in any further adjustment to the classification of inventory balances. In addition, Laclede Gas is working to improve its ability to provide reliable natural gas service at a reasonable cost, while maintaining and building a secure and dependable infrastructure. The settlement of the Utility’s 2007 rate case resulted in enhancements to the Utility’s weather mitigation rate design that better ensure the recovery of its fixed costs and margins despite variations in sales volumes due to the impacts of weather and other factors that affect customer usage.

The Utility’s income from off-system sales and capacity release remains subject to fluctuations in market conditions. The Utility is allowed to retain 15% to 25% of the first $6 million in annual income earned (depending on the level of income earned) and 30% of income exceeding $6 million annually. Some of the factors impacting the level of off-system sales include the availability and cost of the Utility’s natural gas supply, the weather in its service area, and the weather in other markets. When Laclede Gas’ service area experiences warmer-than-normal weather while other markets experience colder weather or supply constraints, some of the Utility’s natural gas supply is available for off-system sales and there may be a demand for such supply in other markets. See the Regulatory and Other Matters section on page 24 of this report for additional information on regulatory issues.

Laclede Gas works actively to reduce the impact of wholesale natural gas prices on its costs by strategically structuring its natural gas supply portfolio to increase its gas supply availability and pricing alternatives and through the use of derivative instruments to protect its customers from significant changes in the commodity price of natural gas. Nevertheless, the overall cost of purchased gas remains subject to fluctuations in market conditions. The Utility’s Purchased Gas Adjustment (PGA) Clause allows Laclede Gas to flow through to customers, subject to prudence review, the cost of purchased gas supplies, including costs, cost reductions, and related carrying costs associated with the use of derivative instruments to hedge the purchase price of natural gas, as well as gas inventory carrying costs. The Utility believes it will continue to be able to obtain sufficient gas supply. The price of natural gas supplies and other economic conditions may affect sales volumes, due to the conservation efforts of customers, and cash flows associated with the timing of collection of gas costs and related accounts receivable from customers. Long-term increases in the wholesale cost of natural gas supplies may adversely impact the Utility’s competitive position compared with alternative energy sources.

The Utility relies on both short-term credit and long-term capital markets, as well as cash flows from operations, to satisfy its seasonal cash requirements and fund its cost of capital expenditures. Laclede Gas’ ability to issue commercial paper supported by lines of credit, to issue long-term bonds, or to obtain new lines of credit is dependent on current conditions in the credit and capital markets. Management focuses on maintaining a strong balance sheet and believes it currently has adequate access to credit and capital markets and will have sufficient capital resources to meet its foreseeable obligations. See the Liquidity and Capital Resources section on page 26 for additional information.

Quarter Ended June 30, 2010

Earnings

Laclede Gas’ net income decreased $2.3 million for the quarter ended June 30, 2010, compared with the quarter ended June 30, 2009. The decrease was primarily due to the following factors, quantified on a pre-tax basis:

•
the effect of lower system gas sales volumes, primarily due to warmer weather during the quarter ended June 30, 2010 compared with the same quarter last year, and other variations totaling $2.8 million;

•	higher net investment losses totaling $1.6 million; and,
•	lower income from off-system sales totaling $1.3 million.

These factors were partially offset by higher Infrastructure System Replacement Surcharge (ISRS) revenues totaling $1.3 million.

Utility Operating Revenues

Laclede Gas passes on to Utility customers (subject to prudence review) increases and decreases in the wholesale cost of natural gas in accordance with its PGA Clause. The volatility of the wholesale natural gas market results in fluctuations from period to period in the recorded levels of, among other items, revenues and natural gas cost expense. Nevertheless, increases and decreases in the cost of gas associated with system gas sales volumes have no direct effect on net revenues and net income.

Utility Operating Revenues for the quarter ended June 30, 2010 were $124.7 million, or $35.6 million less than the same period last year. Temperatures experienced in the Utility’s service area during the quarter were 57.6% warmer than the same quarter last year and 54.9% warmer than normal. Total system therms sold and transported were 102.2 million for the quarter ended June 30, 2010 compared with 124.8 million for the same period last year. Total off-system therms sold and transported were 31.5 million for the quarter ended June 30, 2010 compared with 38.6 million for the same period last year. The decrease in Utility Operating Revenues was primarily attributable to the following factors:

(Millions)
Lower system sales volumes and other variations	$(22.1)
Lower wholesale gas costs passed on to Utility customers (subject to prudence review by the MoPSC)	(13.5)
Lower off-system sales volumes	(2.7)
Higher prices charged for off-system sales	1.4
Higher ISRS revenues	1.3
Total Variation	$(35.6)

Utility Operating Expenses

Utility Operating Expenses for the quarter ended June 30, 2010 decreased $32.3 million from the same quarter last year. Natural and propane gas expense decreased $30.5 million, or 34.8%, from last year’s level, primarily attributable to decreased system volumes purchased for sendout, lower rates charged by our suppliers, and lower off-system gas expense. Other operation and maintenance expenses decreased $0.1 million, or 0.3%, primarily due to a lower provision for uncollectible accounts, a higher rate of overheads capitalized, and decreased distribution charges. These factors were partially offset by the effect of a gain on the disposal of assets recorded last year and increased maintenance charges. Taxes, other than income taxes, decreased $1.8 million, or 13.1%, primarily due to decreased gross receipts taxes (attributable to the decreased revenues).

Other Income and (Income Deductions) - Net

Other Income and (Income Deductions) – Net decreased $1.8 million primarily due to higher net investment losses and lower income associated with carrying costs applied to under-recoveries of gas costs. Carrying costs on under-recoveries of gas costs are recovered through the Utility’s PGA Clause.

Income Taxes

The $2.7 million decrease in income taxes was primarily due to lower pre-tax income.

Nine Months Ended June 30, 2010

Earnings

Laclede Gas’ net income for the nine months ended June 30, 2010 was $44.5 million, compared with net income of $40.7 million for the nine months ended June 30, 2009. The $3.8 million increase in net income was primarily due to the following factors, quantified on a pre-tax basis:

•	income from the non-regulated sale of propane in the wholesale market totaling $6.0 million;
•	higher ISRS revenues totaling $3.3 million;
•	a lower provision for uncollectible accounts totaling $2.4 million; and,
•	increased net investment gains totaling $0.8 million.

These factors were partially offset by:

•	lower income from off-system sales and capacity release totaling $3.9 million; and,
•	the effect of lower system gas sales volumes and other variations totaling $2.1 million.

Utility Operating Revenues

Laclede Gas passes on to Utility customers (subject to prudence review) increases and decreases in the wholesale cost of natural gas in accordance with its PGA Clause. The volatility of the wholesale natural gas market results in fluctuations from period to period in the recorded levels of, among other items, revenues and natural gas cost expense. Nevertheless, increases and decreases in the cost of gas associated with system gas sales volumes have no direct effect on net revenues and net income.

Utility Operating Revenues for the nine months ended June 30, 2010 were $781.2 million, or $177.7 million less than the same period last year. Temperatures experienced in the Utility’s service area during the nine months ended June 30, 2010 were 1.4% warmer than the same period last year and 1.9% warmer than normal. Total system therms sold and transported were 820.9 million for the nine months ended June 30, 2010 compared with 830.9 million for the same period last year. Total off-system therms sold and transported were 70.7 million for the nine months ended June 30, 2010 compared with 160.9 million for the same period last year. The decrease in Utility Operating Revenues was primarily attributable to the following factors:

(Millions)
Lower wholesale gas costs passed on to Utility customers (subject to prudence review by the MoPSC)	$(132.4)
Lower off-system sales volumes	(42.2)
Lower system sales volumes and other variations	(5.0)
Higher ISRS revenues	3.3
Lower prices charged for off-system sales	(1.4)
Total Variation	$(177.7)

Utility Operating Expenses

Utility Operating Expenses for the nine months ended June 30, 2010 decreased $174.0 million from the same period last year. Natural and propane gas expense decreased $166.7 million, or 25.4%, from last year’s level, primarily attributable to lower rates charged by our suppliers and lower off-system gas expense. Other operation and maintenance expenses decreased $1.8 million, or 1.4%, primarily due to a lower provision for uncollectible accounts and reduced distribution charges, partially offset by the effect of a gain on the disposal of assets recorded last year. Depreciation and amortization expense increased $0.7 million, or 2.4%, primarily due to additional depreciable property. Taxes, other than income taxes, decreased $6.1 million, or 10.1%, primarily due to decreased gross receipts taxes (attributable to the decreased revenues).

Other Operating Revenues and Operating Expenses

Other Operating Revenues increased $8.5 million primarily due to a sale of propane in the wholesale market by Laclede Gas during the quarter ended December 31, 2009. This non-regulated sale resulted from an inventory exchange that the counterparty settled in cash instead of through a return of inventory. The increase in Other Operating Expenses, totaling $2.7 million, was primarily due to expenses associated with this sale of propane.

Other Income and (Income Deductions) - Net

Other Income and (Income Deductions) – Net decreased $0.5 million primarily due to lower income associated with carrying costs applied to under-recoveries of gas costs and other minor variations, partially offset by higher net investment gains. Carrying costs on under-recoveries of gas costs are recovered through the Utility’s PGA Clause.

Interest Charges

The $3.4 million decrease in interest charges was primarily due to lower interest on short-term debt. Average short-term interest rates were 0.3% for the nine months ended June 30, 2010 compared with 1.8% for the nine months ended June 30, 2009. Average short-term borrowings were $107.7 million for the nine months ended June 30, 2010 compared with $262.8 million for the nine months ended June 30, 2009.

Income Taxes

The $1.3 million increase in income taxes was primarily due to higher pre-tax income.

REGULATORY AND OTHER MATTERS

During fiscal year 2006, the MoPSC approved permanent modifications to the Cold Weather Rule affecting the disconnection and reconnection practices of utilities during the winter heating season. Those modifications included provisions to allow the Utility to obtain accounting authorizations and defer for future recovery certain costs incurred with the modifications. During fiscal year 2007, the Utility deferred for future recovery $2.7 million of costs associated with the fiscal year 2007 heating season. On October 31, 2007, the Utility filed for determination and subsequent recovery of the deferred amount. On November 16, 2007, the MoPSC directed the MoPSC Staff and the Missouri Office of Public Counsel (Public Counsel) to submit their positions regarding the Utility’s filing and on February 28, 2008, the Utility and the MoPSC Staff filed a Non-Unanimous Stipulation & Agreement in which these parties agreed to a recovery of $2.5 million of costs. Public Counsel opposed the Non-Unanimous Stipulation & Agreement and a hearing in this matter was held before the Commission. On April 17, 2008, the Commission issued its Report and Order approving the $2.5 million cost recovery recommended by the Utility and the MoPSC Staff. Consistent with the approved amount, the Utility recorded a reduction in its deferral totaling $0.2 million during the quarter ended March 31, 2008. On May 29, 2008, Public Counsel appealed the MoPSC’s Order to the Cole County, Missouri Circuit Court, and on January 6, 2009, the Court issued its judgment affirming the Commission’s Order approving the Cold Weather Rule compliance cost amount that the Utility and Staff had recommended over Public Counsel’s objection. On February 9, 2009, Public Counsel appealed the Circuit Court’s affirmation of the MoPSC’s April 17, 2008 Order to the Court of Appeals for the Western District of Missouri. On December 22, 2009, the Court of Appeals also issued a judgment affirming the Commission’s Order. On January 5, 2010, Public Counsel sought rehearing of the decision or transfer to the Missouri Supreme Court. The Court subsequently denied this request.

On December 28, 2006, the MoPSC Staff proposed a disallowance of $7.2 million related to Laclede Gas’ recovery of its purchased gas costs applicable to fiscal year 2005. On September 14, 2007, the Staff withdrew its pursuit of $5.5 million of the disallowance it had originally proposed. The remaining $1.7 million pertains to Laclede Gas’ purchase of gas from a marketing affiliate, Laclede Energy Resources, Inc. (LER). The MoPSC Staff has also proposed disallowances of gas costs relating to Laclede Gas purchases of gas supply from LER for fiscal years 2006 and 2007. On December 31, 2007, the MoPSC Staff proposed a disallowance of $2.8 million applicable to fiscal year 2006, and on December 31, 2008, the MoPSC Staff proposed a disallowance of $1.5 million applicable to fiscal year 2007. On December 31, 2009, the MoPSC Staff proposed a number of non-monetary recommendations only, based on its review of gas costs for fiscal year 2008. Laclede Gas believes that the proposed disallowances lack merit and is vigorously opposing these adjustments in proceedings before the MoPSC. As such, no amount has been recorded in the financial statements for these proposed disallowances.

In the December 31, 2007 filing mentioned above, the MoPSC Staff also raised questions regarding whether certain sales and capacity release transactions subject to the Federal Energy Regulatory Commission (FERC)’s oversight were consistent with the FERC’s regulations and policies regarding capacity release. The Laclede Group, Inc. (Laclede Group) commenced an internal review of the questions raised by the MoPSC Staff and notified the FERC Staff that it took this action. In June 2008, as a result of the internal review, Laclede Group provided the FERC Staff with a self report regarding compliance of sales and capacity release activities with the FERC’s regulations and policies. On February 9, 2010, the FERC Staff informed Laclede Group that it has closed its investigation of Laclede Group’s self report without taking further action.

In connection with these same affiliate transaction matters, on July 7, 2010, the MoPSC Staff filed a complaint against Laclede Gas alleging that by stating that it was not in possession of proprietary LER documents, Laclede Gas violated the MoPSC Order approving a 2001 Stipulation and Agreement that permitted Laclede Group’s corporate reorganization into a holding company structure. Laclede Gas believes the complaint has no merit and intends to vigorously oppose it.

On July 9, 2008, Laclede Gas made a tariff filing with the MoPSC that would make the payment provisions for the restoration of gas service under the Utility’s Cold Weather Rule available to customers in the summer of 2008 and enable the Utility to increase or decrease its PGA rates to correct for any shortfall or surplus created by the difference between the gas cost portion of the Utility’s actual net bad debt write-offs and the amount of such cost that is embedded in its existing rates. As a result of the ensuing procedural schedule, the Cold Weather Rule portion of the filing became moot. On April 15, 2009, the Commission issued its Order rejecting the Utility’s tariffs on the grounds that it did not have the legal authority to approve them. On May 28, 2009, Laclede Gas filed for a petition with the Circuit Court of Cole County seeking judicial review of the Commission’s decision. On January 11, 2010, the Court issued a judgment that the Commission did have the legal authority to approve such tariffs. The Commission has appealed this determination to the Missouri Court of Appeals, Western District.

On December 4, 2009, Laclede Gas filed tariff sheets in a new general rate case proceeding that are designed to increase revenues by approximately $52.6 million annually, or 6.9%. The Utility also proposed several alternatives to better ensure its recovery of its fixed costs of doing business. On December 10, 2009, the MoPSC suspended implementation of the Utility’s proposed rates and set the case for hearing during the summer of 2010. As of the date of this report, the Utility and other parties to the case have reached an agreement in principle that, together with a partial Stipulation and Agreement filed on July 23, 2010, will resolve all the issues in the case. It is anticipated that during the week of August 2, 2010 the parties will file a written Stipulation and Agreement embodying the terms of the proposed settlement. The proposed settlement remains subject to the Commission’s approval.

On January 15, 2010, the Utility made an ISRS filing with the Commission designed to increase revenues by $3.2 million annually. On March 24, 2010, the MoPSC approved a $2.8 million annual increase that became effective March 31, 2010.

On June 29, 2010, the Office of Federal Contract Compliance Programs issued a Notice of Violations to Laclede Gas alleging lapses in certain employment selection procedures during a two-year period ending in February 2006. The Utility believes that the allegations lack merit and will vigorously defend its position.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition, results of operations, liquidity, and capital resources is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. Generally accepted accounting principles require that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. Our critical accounting policies used in the preparation of Financial Statements are described in Exhibit 99.1 of Laclede Group’s Form 10-K for the fiscal year ended September 30, 2009 and include the following:

•	Allowances for doubtful accounts
•	Employee benefits and postretirement obligations
•	Regulated operations

There were no significant changes to these critical accounting policies during the nine months ended June 30, 2010. For discussion of other significant accounting policies, see Note 1 of the Notes to Financial Statements included in Exhibit 99.1 of Laclede Group’s Form 10-K for the fiscal year ended September 30, 2009.

ACCOUNTING PRONOUNCEMENTS

Laclede Gas has evaluated or is in the process of evaluating the impact that recently issued accounting standards will have on the Utility’s financial position or results of operations upon adoption. For disclosures related to the adoption of new accounting standards, see the New Accounting Standards section of Note 1 of the Notes to Financial Statements.

FINANCIAL CONDITION

CASH FLOWS

Laclede Gas’ short-term borrowing requirements typically peak during colder months when Laclede Gas borrows money to cover the lag between when it purchases its natural gas and when its customers pay for that gas. Changes in the wholesale cost of natural gas (including cash payments for margin deposits associated with the Utility’s use of natural gas derivative instruments), variations in the timing of collections of gas cost under the Utility’s PGA Clause, and the utilization of storage gas inventories cause short-term cash requirements to vary during the year and from year to year, and can cause significant variations in the Utility’s cash provided by or used in operating activities.

Net cash provided by operating activities for the nine months ended June 30, 2010 was $121.6 million, compared with $195.1 million for the same period last year. The variation is primarily attributable to changes in the cost of natural gas storage inventories and certain other variations associated with the timing of the collections of gas cost under the Utility’s PGA clause, partially offset by a year-over-year reduction in cash paid for margin deposits associated with the Utility’s use of natural gas derivative instruments.

Net cash used in investing activities for the nine months ended June 30, 2010 was $43.1 million compared with $38.8 million for the nine months ended June 30, 2009. Cash used in investing activities primarily reflected capital expenditures in both periods.

Net cash used in financing activities was $78.6 million for the nine months ended June 30, 2010, compared with $155.4 million for the nine months ended June 30, 2009. The decrease primarily reflects the reduction in repayments of short-term debt, partially offset by reduced sales of shares of common stock to Laclede Group.

LIQUIDITY AND CAPITAL RESOURCES

Short-term Debt

As indicated above, the Utility’s short-term borrowing requirements typically peak during the colder months. These short-term cash requirements can be met through the sale of commercial paper supported by lines of credit with banks or through direct use of the lines of credit. Laclede Gas has a syndicated line of credit in place of $320 million from 10 banks, with the largest portion provided by a single bank being 17.5%. This line expires in December 2011. During the nine months ending June 30, 2010, Laclede Gas utilized only commercial paper for external short-term funding. Commercial paper outstanding at June 30, 2010 was $76.2 million. The weighted average interest rate on the short-term borrowings was 0.37% per annum at June 30, 2010. Based on total short-term borrowings at June 30, 2010, an increase in interest rate of 100 basis points would decrease pre-tax earnings and cash flows by approximately $0.8 million on an annual basis. Portions of such increases or decreases may be offset through the application of PGA carrying costs. The Utility had short-term borrowings aggregating to a maximum of $178.0 million at any one time during the nine months ended June 30, 2010.

Laclede Gas’ lines of credit include covenants limiting total debt, including short-term debt, to no more than 70% of total capitalization and requiring earnings before interest, taxes, depreciation and amortization (EBITDA) to be at least 2.25 times interest expense. On June 30, 2010, total debt was 52% of total capitalization. For the twelve months ended June 30, 2010, EBITDA was 4.33 times interest expense.

Long-term Debt and Equity

On June 30, 2009, the Utility filed an application with the MoPSC requesting authority to issue debt securities and preferred stock, including on a private placement basis, as well as to issue common stock, receive paid-in capital, and enter into capital lease agreements, all for a total of up to $600 million over the next three years. This application was approved on June 16, 2010 in the amount of $518 million, to be effective from June 30, 2010 through June 30, 2013. The amount, timing, and type of additional financing to be issued will depend on cash requirements and market conditions, as well as future MoPSC authorizations.

At June 30, 2010, Laclede Gas had fixed-rate long-term debt, including current obligations, totaling $390 million. While these long-term debt issues are fixed-rate, they are subject to changes in fair value as market interest rates change. However, increases or decreases in fair value would impact earnings and cash flows only if Laclede Gas were to reacquire any of these issues in the open market prior to maturity.

Guarantees

Laclede Gas has several operating leases for the rental of vehicles that contain provisions requiring Laclede Gas to guarantee certain amounts related to the residual value of the leased property. These leases have various terms, the longest of which extends into 2015. At June 30, 2010, the maximum guarantees under these leases were $1.6 million. However, the Utility believes it is unlikely that it will be subject to the maximum payment amount because it estimates that the residual value of the leased vehicles will be adequate to satisfy most of the guaranteed amounts. At June 30, 2010, the carrying value of the liability recognized for these guarantees was $0.4 million.

Other

The Utility’s access to capital markets, including the commercial paper market, and their respective financing costs, may depend on the credit rating of the entity that is accessing the capital markets. These ratings, which are indicated below, were unchanged over the past quarter but remain subject to review and change by the rating agencies.

Type of Facility	S&P	Moody’s	Fitch
Laclede Gas Issuer Rating	A		A-
Laclede Gas First Mortgage Bonds	A	A2	A+
Laclede Gas Commercial Paper	A-1	P-2	F1

Utility capital expenditures were $39.7 million for the nine months ended June 30, 2010, compared with $38.6 million for the same period last year.

Capitalization at June 30, 2010 consisted of 53.8% common stock equity and 46.2% long-term debt.

It is management’s view that Laclede Gas has adequate access to capital markets and will have sufficient capital resources, both internal and external, to meet anticipated capital requirements, which primarily include capital expenditures, scheduled maturities of long-term debt, short-term seasonal needs, and dividends.

The seasonal nature of Laclede Gas’ sales affects the comparison of certain balance sheet items at June 30, 2010 and at September 30, 2009, such as Accounts receivable – net, Gas stored underground, Notes payable, Accounts payable, Regulatory assets and Regulatory liabilities, and Advance and Delayed customer billings. The Balance Sheet at June 30, 2009 is presented to facilitate comparison of these items with the corresponding interim period of the preceding fiscal year.

CONTRACTUAL OBLIGATIONS

As of June 30, 2010, Laclede Gas had contractual obligations with payments due as summarized below (in millions):

		Payments due by period
		Remaining			Fiscal Years
Contractual Obligations	Total	Fiscal Year 2010	Fiscal Years 2011-2012	Fiscal Years 2013-2014	2015 and thereafter
Principal Payments on Long-Term Debt	$390.0	$—	$25.0	$25.0	$340.0
Interest Payments on Long-Term Debt	487.3	2.4	46.7	43.5	394.7
Operating Leases (a)	14.4	1.5	8.1	4.3	0.5
Purchase Obligations – Natural Gas (b)	267.0	48.7	147.6	49.2	21.5
Purchase Obligations – Other (c)	91.7	6.7	22.7	17.2	45.1
Total (d)	$1,250.4	$59.3	$250.1	$139.2	$801.8

(a)
Operating lease obligations are primarily for office space, vehicles, and power operated equipment. Additional payments will be incurred if renewal options are exercised under the provisions of certain agreements.

(b)
These purchase obligations represent the minimum payments required under existing natural gas transportation and storage contracts and natural gas supply agreements. These amounts reflect fixed obligations as well as obligations to purchase natural gas at future market prices, calculated using June 30, 2010 New York Mercantile Exchange futures prices. Laclede Gas recovers the costs related to its purchases, transportation, and storage of natural gas through the operation of its PGA Clause, subject to prudence review; however, variations in the timing of collections of gas costs from customers affect short-term cash requirements. Additional contractual commitments are generally entered into prior to or during the heating season.

(c)	These purchase obligations reflect miscellaneous agreements for the purchase of materials and the procurement of services necessary for normal operations.
(d)
The categories of Capital Leases and Other Long-Term Liabilities have been excluded from the table above because there are no material amounts of contractual obligations under these categories. Long-term liabilities associated with unrecognized tax benefits, totaling $6.9 million, have been excluded from the table above because the timing of future cash outflows, if any, cannot be reasonably estimated. Also, commitments related to pension and postretirement benefit plans have been excluded from the table above. The Utility does not expect to make contributions to its qualified, trusteed pension plans during the remainder of fiscal year 2010. Laclede Gas anticipates a $0.1 million contribution relative to its non-qualified pension plans during the remainder of fiscal year 2010. With regard to the postretirement benefits, the Utility anticipates it will not contribute to the qualified trusts but will contribute $0.1 million directly to participants from Laclede Gas’ funds during the remainder of fiscal year 2010. For further discussion of the Utility’s pension and postretirement benefit plans, refer to Note 2, Pension Plans and Other Postretirement Benefits, of the Notes to Financial Statements.

MARKET RISK

Laclede Gas’ commodity price risk, which arises from market fluctuations in the price of natural gas, is primarily managed through the operation of its PGA Clause. The PGA Clause allows Laclede Gas to flow through to customers, subject to prudence review, the cost of purchased gas supplies. The Utility is allowed the flexibility to make up to three discretionary PGA changes during each year, in addition to its mandatory November PGA change, so long as such changes are separated by at least two months. The Utility is able to mitigate, to some extent, changes in commodity prices through the use of physical storage supplies and regional supply diversity. Laclede Gas also has a risk management policy that allows for the purchase of natural gas derivative instruments with the goal of managing its price risk associated with purchasing natural gas on behalf of its customers. This policy prohibits speculation. Costs and cost reductions, including carrying costs, associated with the Utility’s use of natural gas derivative instruments are allowed to be passed on to the Utility’s customers through the operation of its PGA Clause. Accordingly, Laclede Gas does not expect any adverse earnings impact as a result of the use of these derivative instruments. However, the timing of recovery for cash payments related to margin requirements may cause short-term cash requirements to vary. Nevertheless, carrying costs associated with such requirements, as well as other variations in the timing of collections of gas costs, are recovered through the PGA Clause. For more information about the Utility’s natural gas derivative instruments, see Note 5, Derivative Instruments and Hedging Activities, of the Notes to Financial Statements.

The Utility is also subject to interest rate risk associated with its long-term and short-term debt issuances. Refer to the Liquidity and Capital Resources section of this Management’s Discussion and Analysis of Financial Condition and Results of Operations for information about the effect of changes in interest rates.

ENVIRONMENTAL MATTERS

Laclede Gas owns and operates natural gas distribution, transmission, and storage facilities, the operations of which are subject to various environmental laws, regulations, and interpretations. While environmental issues resulting from such operations arise in the ordinary course of business, such issues have not materially affected Laclede Gas’ financial position and results of operations. As environmental laws, regulations, and their interpretations change, however, Laclede Gas may be required to incur additional costs. For information relative to environmental matters, see Note 14, Commitments and Contingencies, of the Notes to Financial Statements included in the Utility’s Form 10-K for the fiscal year ended September 30, 2009. For changes during the nine months ended June 30, 2010, see Note 8, Commitments and Contingencies, of the Notes to Financial Statements.

OFF-BALANCE SHEET ARRANGEMENTS

Laclede Gas has no off-balance sheet arrangements.